--------------------------                             ------------------------
CUSIP No. 1407N104                    13D                   Page 1 of 13 Pages
--------------------------                             ------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              (Amendment No. 2)(1)

                                LENOX GROUP INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    526262100
                                 (CUSIP Number)

                                 Marc Baum, Esq.
                                   Ramius LLC
                                  599 Lexington
                                   20th Floor
                            New York, New York 10017
                                 (212) 845-7900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 23, 2008
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

---------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------                             ------------------------
CUSIP No. 1407N104                    13D                   Page 2 of 14 Pages
--------------------------                             ------------------------

==============================================================================
       1        NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   RAMIUS CREDIT OPPORTUNITIES MASTER FUND LTD
------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                                       (b)[X]
------------------------------------------------------------------------------
       3        SEC USE ONLY

------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*
                      WC
------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)
------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Cayman Islands
------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

                                 1,436,023
                 -------------------------------------------------------------
 NUMBER OF           8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                     - 0 -
  OWNED BY       -------------------------------------------------------------
    EACH             9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      1,436,023
                 -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                 - 0 -
------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,436,023
------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                   [ ]
------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      10.0%
------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      CO
==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             ------------------------
CUSIP No. 1407N104                    13D                   Page 3 of 14 Pages
--------------------------                             ------------------------

==============================================================================
       1        NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 RAMIUS ENTERPRISE MASTER FUND LTD
------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                                       (b)[X]
------------------------------------------------------------------------------
       3        SEC USE ONLY

------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*
                      WC
------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Cayman Islands
------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

                                 264,182
                 -------------------------------------------------------------
 NUMBER OF           8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                     - 0 -
  OWNED BY       -------------------------------------------------------------
    EACH             9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      264,182
                 -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                 - 0 -
------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      264,182
------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                   [ ]
------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.8%
------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      CO
==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             ------------------------
CUSIP No. 1407N104                    13D                   Page 4 of 14 Pages
--------------------------                             ------------------------

==============================================================================
       1        NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                             RAMIUS ADVISORS, LLC
------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                                       (b)[X]
------------------------------------------------------------------------------
       3        SEC USE ONLY

------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*
                      OO
------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

                                 1,700,205
                 -------------------------------------------------------------
 NUMBER OF           8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                     - 0 -
  OWNED BY       -------------------------------------------------------------
    EACH             9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      1,700,205
                 -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                 - 0 -
------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,700,205
------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                   [ ]
------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      11.8%
------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      IA
==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             ------------------------
CUSIP No. 1407N104                    13D                   Page 5 of 14 Pages
--------------------------                             ------------------------

==============================================================================
       1        NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                             RAMIUS LLC
------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                                       (b)[X]
------------------------------------------------------------------------------
       3        SEC USE ONLY

------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*
                      OO
------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

                                 1,700,205
                 -------------------------------------------------------------
 NUMBER OF           8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                     - 0 -
  OWNED BY       -------------------------------------------------------------
    EACH             9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      1,700,205
                 -------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                 - 0 -
------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,700,205
------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                   [ ]
------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      11.8%
------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      IA, OO
==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             ------------------------
CUSIP No. 1407N104                    13D                   Page 6 of 14 Pages
--------------------------                             ------------------------

==============================================================================
       1        NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                            C4S & CO., L.L.C.
------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                                       (b)[X]
------------------------------------------------------------------------------
       3        SEC USE ONLY

------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*
                      OO
------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                                 1,700,205
                 -------------------------------------------------------------
 NUMBER OF           8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                     - 0 -
  OWNED BY       -------------------------------------------------------------
    EACH             9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      1,700,205
                --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                 - 0 -
------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,700,205
------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                   [ ]
------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      11.8%
------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      OO
==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             ------------------------
CUSIP No. 1407N104                    13D                   Page 7 of 14 Pages
--------------------------                             ------------------------

==============================================================================
       1        NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                           PETER A. COHEN
------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                                       (b)[X]
------------------------------------------------------------------------------
       3        SEC USE ONLY

------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*
                      OO
------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

                                 - 0 -
                 -------------------------------------------------------------
 NUMBER OF           8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                     1,700,205
  OWNED BY      --------------------------------------------------------------
    EACH             9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      - 0 -
                --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                 1,700,205
------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,700,205
------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                   [ ]
------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      11.8%
------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      IN
==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             ------------------------
CUSIP No. 1407N104                    13D                   Page 8 of 14 Pages
--------------------------                             ------------------------

==============================================================================
       1        NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                           MORGAN B. STARK
------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                                       (b)[X]
------------------------------------------------------------------------------
       3        SEC USE ONLY

------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*
                      OO
------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
------------------------------------------------------------------------------
                    7       SOLE VOTING POWER

                                 - 0 -
                --------------------------------------------------------------
 NUMBER OF           8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                     1,700,205
  OWNED BY      --------------------------------------------------------------
    EACH             9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      - 0-
                --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                 1,700,205
------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,700,205
------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                   [ ]
------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      11.8%
------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      IN
==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             ------------------------
CUSIP No. 1407N104                    13D                   Page 9 of 14 Pages
--------------------------                             ------------------------

==============================================================================
       1        NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                           JEFFREY M. SOLOMON
------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                                       (b)[X]
------------------------------------------------------------------------------
       3        SEC USE ONLY

------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*
                      OO
------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                                 - 0 -
                --------------------------------------------------------------
 NUMBER OF           8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                     1,700,205
  OWNED BY      --------------------------------------------------------------
    EACH             9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      - 0 -
                --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                 1,700,205
------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,700,205
------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                   [ ]
------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      11.8%
------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      IN
==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             ------------------------
CUSIP No. 1407N104                    13D                   Page 10 of 14 Pages
--------------------------                             ------------------------

==============================================================================
       1        NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                           THOMAS W. STRAUSS
------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                                       (b)[X]
------------------------------------------------------------------------------
       3        SEC USE ONLY

------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*
                      OO
------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

                                 - 0 -
                --------------------------------------------------------------
 NUMBER OF           8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                     1,700,205
  OWNED BY      --------------------------------------------------------------
    EACH             9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      - 0 -
                --------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                 1,700,205
------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      1,700,205
------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                   [ ]
------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      11.8%
------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      IN
==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             ------------------------
CUSIP No. 1407N104                    13D                  Page 11 of 14 Pages
--------------------------                             ------------------------

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned on May 19, 2008 (the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.     IDENTITY AND BACKGROUND.

            Item 2 of the Schedule 13D is hereby amended to add the following:

            As a result of a reorganization of the Reporting Persons and their affiliates, Ramius Advisors, LLC, a Delaware limited liability company ("Ramius Advisors"), serves as the investment advisor of Ramius Enterprise Master Fund Ltd ("Enterprise Master Fund") and Ramius Credit Opportunities Master Fund Ltd ("Ramius Credit Opportunities"). Accordingly, Ramius Advisors is hereby added as a member of the Section 13(d) group as a Reporting Person. The address of the principal office of Ramius Advisors is 599 Lexington Avenue, 20th Floor, New York, New York 10022. The principal business of Ramius Advisors is acting as the investment advisor of Enterprise Master Fund and Ramius Credit Opportunities. Ramius is the sole member of Ramius Advisors.

Item 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Schedule 13D is hereby amended to add the following:

            On November 23, 2008, certain of the Reporting Persons and certain of the other Bank Debt Holders entered into a Plan Support Agreement (the "Plan Support Agreement") with the Issuer and certain subsidiaries of the Issuer (collectively, "Lenox") under which the parties thereto agreed to the terms of a restructuring of Lenox's indebtedness through the sale of substantially all of Lenox's assets to an entity owned by certain of the Bank Debt Holders, subject to higher and better offers by third parties, pursuant to either (i) a chapter 11 plan of reorganization, or (ii) upon the occurrence of certain events set out in the Plan Support Agreement, at the option of the Bank Debt Holders, through the sale under Section 363 of the Bankruptcy Code in accordance with bidding procedures set forth in the Plan Support Agreement ((i) and (ii) together, the "Transaction").

            Pursuant to the Plan Support Agreement, the Bank Debt Holders party thereto agreed, among other things, to form an entity (the "Proposed Purchaser") and to use their commercially reasonable efforts to cause the Proposed Purchaser to negotiate in good faith and enter into a purchase agreement with Lenox pursuant to which the Proposed Purchaser shall agree, in accordance with the terms and subject to the conditions of such purchase agreement, to consummate the Transaction. Each Bank Debt Holder party to the Plan Support Agreement further agrees (i) subject to the receipt of a disclosure statement and to certain exceptions, to vote all obligations under the Issuer Term Loan held by such Bank Debt Holder in favor of the Plan (as defined in the Plan Support Agreement), and to not withdraw or revoke such vote, (ii) not to object to any DIP financing (except to the extent such DIP financing is inconsistent with the terms of such financing set out in Plan Support Agreement), (iii) not to object to, delay, or interfere with the acceptance and implementation of the Plan, or encourage any person or entity to do the foregoing, (iv) that, provided that Lenox conducts an auction in accordance with the bidding procedures set forth in the Plan Support Agreement, if the Proposed Purchaser is not the highest bidder, it will not object to the sale of the equity in a reorganized Lenox or the sale of all or substantially all of Lenox's assets to the prevailing bidder, and (v) except as permitted in the Plan Support Agreement, not to take any other action that is inconsistent with, or that would be reasonably likely to delay the consummation of, the restructuring contemplated by the Plan Support Agreement.

            The Plan Support Agreement is subject to termination upon the occurrence of certain events, including, without limitation, (i) the failure of Lenox to take certain actions by specified milestone dates, (ii) events related to a change in the nature of the bankruptcy proceeding, or (iii) at the option of the Required Term Lenders, upon the occurrence of a Material Adverse Change (as defined in the Plan Support Agreement).

            This description of the Plan Support Agreement is a summary only and is qualified in its entirety by reference to the Plan Support Agreement, of copy

--------------------------                             ------------------------
CUSIP No. 1407N104                    13D                  Page 12 of 14 Pages
--------------------------                             ------------------------

of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated by reference herein.

            Certain of the Reporting Persons and certain other Bank Debt Holders have also entered into a Letter Agreement, dated November 23, 2008 (the "Letter Agreement") in connection with the Plan Support Agreement. Under the Letter Agreement, the Bank Debt Holders party thereto each have agreed (i) to form the Proposed Purchaser, which will be governed in accordance with the terms and conditions set forth in the Letter Agreement, or on such alternate terms as are reasonably satisfactory to Bank Debt Holders holding at least sixty six and two-thirds percent (66 2/3%) of the amount due under the Issuer Term Loan, (ii) to contribute its pro rata share of the Obligations (as such term is defined in the Issuer Term Loan) to the Proposed Purchaser, (iii) that any bid by the Proposed Purchaser to purchase assets of Lenox will be on the terms and subject to conditions consistent with those set forth in the Letter Agreement, (iv) that the Required Lenders (as defined in the Issuer Term Loan) may direct the Term Loan Agent under the Issuer Term Loan to submit one or more credit bids for the assets of Lenox in an aggregate amount not to exceed the total amount due under the Issuer Term Loan, (v) that any asset purchase agreement to be delivered by the Proposed Purchaser shall be consistent with the terms set out in the Letter Agreement and (vi) to pay, in accordance with each's pro rata share, all costs and expenses incurred in connection with the transactions contemplated by the Letter Agreement that are not reimbursed by a third party. In addition, the Letter Agreement subjects the rights of Bank Debt Holders to sell or transfer any claims arising under the Issuer Term Loan to certain restrictions, including compliance with a right of first refusal granted to other Bank Debt Holders.

            This description of the Letter Agreement is a summary only and is qualified in its entirety by reference to the Letter Agreement, of copy of which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated by reference herein.

            In addition, the first and last paragraphs of Item 4 of the
Schedule 13D are hereby amended and restated as follows:

            The Reporting Persons originally purchased the Shares based on the Reporting Persons' belief that the purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, the success of the restructuring described below, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the success of the restructuring described above, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communicating with management and the Board of the Issuer, nominating or recommending candidates to serve as members of the Issuer's Board, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

            The aggregate percentage of Shares reported owned by each person named herein is based upon 14,429,998 Shares outstanding, as of August 4, 2008, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2008 for the period ended June 28, 2008.

A.   Ramius Credit Opportunities

     (a) As of the close of business on November 24, 2008, Ramius Credit Opportunities beneficially owned 1,436,023 Shares.

          Percentage: Approximately 10.0%.

     (b)  1. Sole power to vote or direct vote: 1,436,023
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 1,436,023
          4. Shared power to dispose or direct the disposition: 0

     (c) No transactions in the Shares have been effected by Ramius Credit Opportunities in the last 60 days.

B.   Enterprise Master Fund

     (a) As of the close of business on November 24, 2008, Enterprise Master Fund beneficially owned 264,182 Shares.

          Percentage: Approximately 1.8%.

     (b)  1. Sole power to vote or direct vote: 264,182
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 264,182
          4. Shared power to dispose or direct the disposition: 0

     (c) No transactions in the Shares have been effected by Enterprise Master Fund in the last 60 days.

C.   Ramius Advisors
     (a) As of the close of business on November 24, 2008, as the investment advisor of Ramius Credit Opportunities and Enterprise Master Fund, Ramius Advisors may be deemed the beneficial owner of the (i) 1,436,023 Shares owned by Ramius Credit Opportunities and (ii) 264,182 Shares owned by Enterprise Master Fund.

          Percentage: Approximately 11.8%.

     (b)  1. Sole power to vote or direct vote: 1,700,205
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 1,700,205
          4. Shared power to dispose or direct the disposition: 0

     (c) No transactions in the Shares have been effected by Ramius Advisors in the last 60 days.

D.   Ramius
     (a) As of the close of business on November 24, 2008, as the sole member of Ramius Credit Opportunities and the investment manager of Enterprise Master Fund, Ramius may be deemed the beneficial owner of the (i) 1,436,023 Shares owned by Ramius Credit Opportunities and (ii) 264,182 Shares owned by Enterprise Master Fund.

          Percentage: Approximately 11.8%.

     (b)  1. Sole power to vote or direct vote: 1,700,205
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 1,700,205
          4. Shared power to dispose or direct the disposition: 0

     (c) No transactions in the Shares have been effected by Ramius in the last 60 days.

E.   C4S
     (a) As of the close of business on November 24, 2008, as the managing member of Ramius, C4S may be deemed the beneficial owner of the (i) 1,436,023 Shares owned by Ramius Credit Opportunities and (ii) 264,182 Shares owned by Enterprise Master Fund.

          Percentage: Approximately 11.8%.

     (b)  1. Sole power to vote or direct vote: 1,700,205
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 1,700,205
          4. Shared power to dispose or direct the disposition: 0

     (c) No transactions in the Shares have been effected by C4S in the last 60 days.

F.   Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon
     (a) As of the close of business on November 24, 2008, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of the (i) 1,436,023 Shares owned by Ramius Credit Opportunities and (ii) 264,182 Shares owned by Enterprise Master Fund.

          Percentage: Approximately 11.8%.
          1. Sole power to vote or direct vote: 0
          2. Shared power to vote or direct vote: 1,700,205

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CUSIP No. 1407N104                    13D                  Page 13 of 14 Pages
--------------------------                             ------------------------


          3. Sole power to dispose or direct the disposition: 0
          4. Shared power to dispose or direct the disposition: 1,700,205

     (c) No transactions in the Shares have been effected by Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon in the last 60 days.

          On September 15, 2008, 1,435,023 shares of Common Stock reported herein as being beneficially owned by Ramius Credit Opportunities and 263,182 shares of Common Stock reported herein as being beneficially owned by Enterprise Master Fund (the "Frozen Shares") were frozen in Ramius Credit Opportunities' and Enterprise Master Fund's respective prime brokerage accounts as a result of Lehman Brothers International (Europe) ("LBIE") being placed in administration. LBIE, through certain of its affiliates, was a prime broker for Ramius Credit Opportunities and Enterprise Master Fund. The current status of the Frozen Shares under LBIE's administration proceedings has not been determined. The Reporting Persons claim beneficial ownership over the Frozen Shares until such time a final determination concerning the Frozen Shares is made.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 of the Schedule 13D is hereby amended to add the following:

     Exhibit 99.3 Plan Support Agreement, dated November 23, 2008.

     Exhibit 99.4 Letter Agreement, dated November 23, 2008.

     Exhibit 99.5 Joint Filing Agreement by and among Ramius Credit Opportunities Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Ramius LLC, Ramius Advisors, LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated November 26, 2008.

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CUSIP No. 1407N104                    13D                   Page 14 of 14 Pages
--------------------------                             ------------------------


                                   SIGNATURES

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   November 26, 2008

RAMIUS CREDIT OPPORTUNITIES               RAMIUS ENTERPRISE
MASTER FUND LTD                           MASTER FUND LTD

By: Ramius Advisors, LLC                  By: Ramius Advisors, LLC
    its investment advisor                its investment advisor

By: Ramius LLC,                           By: Ramius LLC,
    its sole member                       its sole member

By: C4S & Co., L.L.C.,                    By: C4S & Co., L.L.C.,
as managing member                        as managing member

RAMIUS LLC                                C4S & CO., L.L.C.

By: C4S & Co., L.L.C.,                    RAMIUS ADVISORS, LLC
as managing member
                                          By: Ramius LLC
                                          its sole member




                           By: /s/ Jeffrey M. Solomon
                              -------------------------
                              Name: Jeffrey M. Solomon
                              Title: Authorized Signatory

JEFFREY M. SOLOMON


/s/ Jeffrey M. Solomon
----------------------------------
Individually and as attorney-in-
fact for Peter A. Cohen, Morgan B.
Stark and Thomas W. Strauss